Exhibit 99.1

Aeterna Zentaris Inc.

Consolidated Financial Statements

As at December 31, 2019 and December 31, 2018 and for the years ended

December 31, 2019, 2018 and 2017

(presented in thousands of U.S. dollars)

Aeterna Zentaris Inc.

Consolidated Financial Statements

As at December 31, 2019 and December 31, 2018 and years ended December 31, 2019, 2018 and 2017

(2)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aeterna Zentaris Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Aeterna Zentaris Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of changes in shareholders’ (deficiency) equity, comprehensive (loss) income, and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

“/s/ PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 30, 2020

We have served as the Company’s auditor since 1993.

(3)

Aeterna Zentaris Inc.
Consolidated Statements of Financial Position
(in thousands of US dollars)

	December 31, 2019	December 31, 2018
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 7)	7,838	14,512
Trade and other receivables (note 8)	658	294
Inventory (note 9)	1,203	240
Prepaid expenses and other current assets (note 10)	1,211	1,210
Total current assets	10,910	16,256
Restricted cash equivalents (note 11)	364	418
Right of use assets (note 5(a))	582	—
Property, plant and equipment (note 12)	35	65
Identifiable intangible assets (note 13)	40	62
Goodwill (note 14)	8,050	8,210
Total Assets	19,981	25,011
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 15)	2,148	2,791
Provision for restructuring and other costs (note 16)	418	887
Income taxes (note 22)	1,448	1,669
Current portion of deferred revenues (note 6(a)(ii) and 6(a)(iv))	991	249
Current portion of lease liabilities (note 5(a))	648	—
Current portion of warrant liability (note 17)	6	—
Total current liabilities	5,659	5,596
Deferred revenues (note 6(a)(ii))	185	258
Lease liabilities (note 5(a))	255	—
Warrant liability (note 17)	2,249	3,634
Employee future benefits (note 18)	13,788	13,205
Non-current portion of provision for restructuring and other costs (note 16)	308	411
Total liabilities	22,444	23,104
SHAREHOLDERS’ (DEFICIENCY) EQUITY
Share capital (note 19)	224,528	222,335
Other capital (note 19)	89,806	89,342
Deficit	(316,891)	(309,781)
Accumulated other comprehensive income	94	11
Total shareholders’ (deficiency) equity	(2,463)	1,907
Total liabilities and shareholders’ (deficiency) equity	19,981	25,011

Going concern (note 1)

Commitments and contingencies (note 27)

Subsequent events (note 29)

The accompanying notes are an integral part of these consolidated financial statements.

(4)

Aeterna Zentaris Inc.
Consolidated Statements of Financial Position
(in thousands of US dollars)

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Gérard Limoges
Carolyn Egbert Chair of the Board	Gérard Limoges Director

(5)

Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity
For the years ended December 31, 2019, 2018 and 2017
(in thousands of US dollars, except share data)

	Common shares (number of) [1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance - January 1, 2019	16,440,760	222,335	89,342	(309,781)	11	1,907
Net loss	—	—	—	(6,042)	—	(6,042)
Other comprehensive (loss) income:
Foreign currency translation adjustments	—	—	—	—	83	83
Actuarial (loss) on defined benefit plans (note 18)	—	—	—	(1,068)	—	(1,068)
Comprehensive loss	—	—	—	(7,110)	83	(7,027)
Share issuance from the exercise of warrants, stock options and deferred share units	228,750	906	(329)	—	—	577
Issuance of common shares and warrants, net (notes 17 and 19)	3,325,000	1,287	—	—	—	1,287
Share-based compensation costs	—	—	793	—	—	793
Balance - December 31, 2019	19,994,510	224,528	89,806	(316,891)	94	(2,463)

[1]	Issued and paid in full.

	Common shares (number of) [1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance - January 1, 2018	16,440,760	222,335	88,772	(314,161)	271	(2,783)
Net income	—	—	—	4,187	—	4,187
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	(260)	(260)
Actuarial gain on defined benefit plans (note 18)	—	—	—	193	—	193
Comprehensive income	—	—	—	4,380	(260)	4,120
Share-based compensation costs	—	—	570	—	—	570
Balance - December 31, 2018	16,440,760	222,335	89,342	(309,781)	11	1,907

[1]	Issued and paid in full.

(6)

Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity
For the years ended December 31, 2019, 2018 and 2017
(in thousands of US dollars, except share data)

	Common shares (number of) [1]	Share capital	Pre- funded warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2017	12,917,995	213,980	—	88,590	(298,059)	1,701	6,212
Net loss	—	—	—	—	(16,796)	—	(16,796)
Other comprehensive (loss) income:
Foreign currency translation adjustments	—	—	—	—	—	(1,430)	(1,430)
Actuarial gain on defined benefit plans (note 18)	—	—	—	—	694	—	694
Comprehensive loss	—	—	—	—	(16,102)	(1,430)	(17,532)
Share issuances pursuant to the exercise of pre-funded warrants	301,343	977	—	—	—	—	977
Share issuances in connection with “at-the-market” drawdowns (note 19)	3,221,422	7,378	—	—	—	—	7,378
Share-based compensation costs		—	—	182	—	—	182
Balance - December 31, 2017	16,440,760	222,335	—	88,772	(314,161)	271	(2,783)

[1]	Issued and paid in full.

The accompanying notes are an integral part of these consolidated financial statements

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Aeterna Zentaris Inc.
Consolidated Statements of Comprehensive (Loss) Income
For the years ended December 31, 2019, 2018 and 2017
(in thousands of US dollars, except share and per share data)

	Years Ended December 31,
	2019	2018	2017
	$	$	$
Revenues (note 6)
License fees	74	24,325	458
Product sales	129	2,167	—
Royalty income	45	184	—
Sales commission	—	110	465
Supply chain	284	95	—
Total revenues	532	26,881	923
Operating expenses (note 20)
Cost of sales	410	2,104	—
Research and development costs	1,837	2,932	10,704
General and administrative expenses	6,615	8,894	8,198
Selling expenses	1,214	3,109	5,095
Restructuring costs (note 16)	507	—	—
Impairment of right of use asset (note 5a)	22	—	—
Impairment of prepaid asset (note 10)	169	—	—
Total operating expenses	10,774	17,039	23,997
(Loss) income from operations	(10,242)	9,842	(23,074)
Settlements (note 27)	—	(1,400)	—
Gain due to changes in foreign currency exchange rates	87	656	502
Change in fair value of warrant liability (note 17)	4,518	263	2,222
Other finance (costs) income	(593)	278	75
Net finance income	4,012	1,197	2,799
(Loss) income before income taxes	(6,230)	9,639	(20,275)
Income tax recovery (expense) (note 22)	188	(5,452)	3,479
Net (loss) income	(6,042)	4,187	(16,796)
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	83	(260)	(1,430)
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain on defined benefit plans	(1,068)	193	694
Comprehensive (loss) income	(7,027)	4,120	(17,532)
Net (loss) income per share (basic) (note 26)	(0.35)	0.25	(1.12)
Net (loss) income per share (diluted) (note 26)	(0.35)	0.24	(1.12)
Weighted average number of shares outstanding (note 26)
Basic	17,494,472	16,440,760	14,958,704
Diluted	17,494,472	17,034,812	14,958,704

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2019, 2018 and 2017
(in thousands of US dollars)

	Years Ended December 31,
	2019	2018	2017
	$	$	$
Cash flows from operating activities
Net (loss) income for the year	(6,042)	4,187	(16,796)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 17)	(4,518)	(263)	(2,222)
Transaction costs of warrants issued, expensed as finance cost	550	—	—
Provision for restructuring and other costs (note 16)	511	(136)	3,083
Impairment of right of use asset (note 5(a))	22	—	—
Impairment of prepaid asset (note 10)	169	—	—
Recapture of inventory previously written off	—	—	(643)
Depreciation and amortization (notes 5,12 and 13)	315	58	94
Deferred income taxes (note 22)	—	3,479	(3,479)
Share-based compensation costs (note 20)	793	570	182
Employee future benefits (note 18)	262	316	246
Amortization of deferred revenues (note 6)	(74)	(609)	(458)
Foreign exchange gain on items denominated in foreign currencies	(87)	(652)	(553)
Loss (gain) on disposal of property, plant and equipment	10	(9)	(136)
Other non-cash items	(126)	35	(19)
Interest accretion on lease liabilities (note 5)	(66)	—	—
Changes in operating assets and liabilities (note 21)	(2,444)	(151)	(2,212)
Net cash (used in) provided by operating activities	(10,725)	6,825	(22,913)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants (note 19)	4,988	—	8,038
Transaction costs	(795)	—	(250)
Proceeds from exercise of warrants, stock options and deferred share units	314	—	242
Payments on lease liabilities (note 5)	(614)	—	—
Net cash provided by financing activities	3,893	—	8,030
Cash flows from investing activities
Purchase of property, plant and equipment (note 12)	—	(9)	(4)
Proceeds for disposals of property, plant and equipment (note 12)	—	24	161
Cash provided by (used in) restricted cash equivalents	50	(50)	150
Net cash provided by (used in) investing activities	50	(35)	307
Effect of exchange rate changes on cash and cash equivalents	108	(58)	357
Net change in cash and cash equivalents	(6,674)	6,732	(14,219)
Cash and cash equivalents – beginning of year (note 7)	14,512	7,780	21,999
Cash and cash equivalents – end of year (note 7)	7,838	14,512	7,780

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

1	Going concern

Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”) has incurred significant expenses in its efforts to develop and co-promote products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of Macrilen™ (macimorelin) in the United States and Canada (note 6(a)). As at December 31, 2019, the Company had an accumulated deficit of $316,891. The Company also had a net loss of $6,042 for the year ended December 31, 2019, and negative cash flow from operations of $10,725.

Management has evaluated whether material uncertainties exist relating to events or conditions that may cast substantial doubt about the Company’s ability to continue as a going concern and has considered the following in making that critical judgment.

The ability of the Company to realize its assets and meet its obligations as they come due is dependent on earning sufficient revenues under the License Agreement, developing opportunities for Macrilen™ (macimorelin) in the rest of the world, realizing other monetizing transactions, and raising additional sources of funding, the outcome of which cannot be predicted at this time. The revenue provided under the License Agreement was $45 for the year ended December 31, 2019 and as at December 31, 2019, the Company had cash of $7,838. In September 2019, the Company closed an equity financing which provided $4,193 in net cash proceeds. On February 21, 2020, the Company closed an equity financing for approximately $3,920 in net cash proceeds.

A significant portion of the Company’s cash is held in AEZS Germany, the Company’s principle operating subsidiary. AEZS Germany is the counter-party to the License Agreement described above with Novo, and as such, for generating future revenue earned under the License Agreement. As such, management considers the cash resources available to AEZS Germany in executing its obligations under the License Agreement. In the event the current and medium term liabilities of AEZS Germany exceeds the fair values ascribed to its assets, under German solvency laws, it may no longer be possible for AEZS Germany’s operations to continue or for AEZS Germany to transfer cash to Aeterna Zentaris Inc or its U.S. subsidiary. This imposes additional and material uncertainties on the Company when evaluating liquidity and the going concern assumption.

The Company has some discretion to manage its planned research and development costs, administrative expenses and capital expenditures in order to manage its cash liquidity, particularly in AEZS Germany. Furthermore, AEZS Germany is focused on opportunities to either license or sell the European or worldwide rights to Macrilen™ (macimorelin) to third parties. As of the date of issuance of these consolidated financial statements, there are no assurances that cash will be generated from such arrangements. As such, management may also need to consider other sources of financing in order to continue its planned operations.

Management has assessed the Company’s ability to continue as a going concern and concluded that additional capital will be required. There can be no assurance that the Company will be able to execute license or purchase agreements or to obtain equity or debt financing, or on terms acceptable to it. Factors within and outside the Company’s control could have a significant bearing on its ability to obtain additional financing (note 29). As a result, management has determined that there are material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern.

(10)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

These financial statements have been prepared on a going concern basis, which asserts the Company has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the above and expected possible outcomes. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of the Company’s assets, liabilities, revenues, expenses and balance sheet classifications may be necessary, and these adjustments could be material.

2	Business overview

Summary of business

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only United States Food and Drug Administration (“FDA”) and European Commission approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ (macimorelin) is currently marketed in the U.S. through a license and assignment agreement (the “License Agreement”) with Novo. Aeterna Zentaris is also pursuing the development of macimorelin for the diagnosis of child-onset growth hormone deficiency (CGHD), an area of significant unmet need. In addition, we are actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world in addition to other non-strategic assets to monetize their value

The Company’s principal focus is on the commercialization of Macrilen™ (macimorelin) and it currently does not have any other approved products. Under the terms of License Agreement (as defined below), Novo Nordisk A/S (“Novo”) is funding 70% of the pediatric clinical trial submitted to the EMA and FDA, the Company’s sole development activity. In November 2019, Novo contracted Aeterna Zentaris GmbH (“AEZS Germany”), our wholly owned German subsidiary, to provide supply chain services for the manufacture of Macrilen™ (macimorelin).

Reporting entity

The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly-owned subsidiaries (collectively referred to as the “Group”). Aeterna Zentaris Inc. is the ultimate parent company of the Group. The Company currently has three wholly-owned direct and indirect subsidiaries, AEZS Germany, based in Frankfurt, Germany, Zentaris IVF GmbH, a wholly-owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the U.S.

The registered office of the Company is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, Canada and its principal place of business is 315 Sigma Drive, Summerville, South Carolina 29486.

The Company’s common shares are listed on both the Toronto Stock Exchange (the “TSX”) and on the NASDAQ Capital Market (the “NASDAQ”).

Basis of presentation

(a)	Statement of compliance

These consolidated financial statements as at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company's Board of Directors subject to confirmation by the Audit Committee of the Board of Directors, which confirmation was received on March 27, 2020.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 4 - Critical accounting estimates and judgments.

(11)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(b)	Basis of measurement

The consolidated financial statements have been prepared under a historical cost convention except for warrant liability which is measured at fair value through profit or loss.

(c)	Principles of consolidation

These consolidated financial statements include any entity in which the Company directly or indirectly holds more than 50% of the voting rights or over which the Company exercises control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. An entity is included in the consolidation from the date that control is transferred to the Company, while any entities that are sold are excluded from the consolidation from the date that control ceases. All inter-company balances and transactions are eliminated on consolidation.

(d)	Foreign currency

Items included in the financial statements of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”) which is U.S. dollars for the Company and its U.S. subsidiary, Aeterna Zentaris, Inc. and Euro (“EUR”) for its German subsidiaries.

Assets and liabilities of the German subsidiaries are translated from EUR balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income within shareholders’ (deficiency) equity.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the underlying transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency are recognized in the consolidated statement of comprehensive (loss) income.

3	Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements except for the adoption of those standards in 2019 (note 5) and have been applied consistently by all Group entities.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits, such as money market accounts, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method for all inventories. The Company’s policy is to write down inventory that has become obsolete and inventory that has a cost basis in excess of its expected net realizable value. Increases in the reserve are recorded as charges in cost of sales. For product candidates that have not been approved by the FDA, inventory used in clinical trials is written down at the time of production and recorded as research and development (“R&D”) costs. For products that have been approved by the FDA, inventory used in clinical trials is expensed at the time the inventory is packaged for the clinical trial. All direct manufacturing costs incurred after approval are capitalized into inventory.

(12)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Restricted cash equivalents

Restricted cash equivalents are comprised of bank deposits, related to a guarantee for a long-term operating lease obligation and for a corporate credit card program that cannot be used for current purposes.

Leases

The Company assesses, at the inception of a contract, whether a contract is, or contains, a lease. A lease is a contract in which the right to control the use of an identified asset is granted for an agreed upon period of time in exchange for consideration. The Company assessed whether a contract conveys the right to control the use of an identified asset when there is both the right to direct the use of the asset and obtain substantially all the economic benefits from that use. Effective January 1, 2019, the Company recognizes a right of use and a lease liability at the lease commencement date.

The lease liability is initially measured at the present value of the non-cancellable lease payments over the lease term and discounted at the rate implicit in the lease. If that rate cannot be determined, the Company’s incremental borrowing rate is used, being the rate that Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Lease payments include fixed payments and such variable payments that depend on an index or a rate; less any lease incentives receivable.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right of use asset, with any difference recorded in the statement of comprehensive (loss) income.

The right of use assets are measured at cost which comprises the initial lease liability, lease payments made at or before the lease commencement date, initial direct costs and restoration obligations less lease incentives. The right of use assets are subsequently measured at amortized cost. The assets are depreciated over the shorter of the assets’ useful life and the lease terms on a straight-line basis, less any accumulated impairment losses and adjusted for any remeasurement of the lease liability. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The right of use assets are assessed for impairment in accordance with the requirements of IAS 36 Impairment of Assets.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of comprehensive (loss) income.

Property, plant and equipment and depreciation

Items of property, plant and equipment are recorded at cost, net of accumulated depreciation and impairment charges. Depreciation is calculated using the following methods, annual rates and period:

	Methods	Annual rates and period
Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% and 20%
Computer equipment	Straight-line	25% and 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term

Depreciation expense, which is recorded in the consolidated statement of comprehensive (loss) income, is allocated to the appropriate functional expense categories to which the underlying items of property, plant and equipment relate.

Identifiable intangible assets and amortization

Identifiable intangible assets with finite useful lives consist of in-process R&D acquired in business combinations, patents and trademarks. In-process R&D acquired in business combinations is recognized at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes net of related government grants, impairment losses, where applicable, and accumulated amortization. Identifiable intangible assets with finite useful lives are amortized, from the time at which the assets are available for use, on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process R&D and patents and ten years for trademarks. Amortization expense, which is recorded in the consolidated statement of comprehensive (loss) income, is allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Goodwill

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

Impairment of assets

Items of property, plant and equipment and identifiable intangible assets with finite lives subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset’s recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or CGU. In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate, and are recorded in the consolidated statement of comprehensive (loss) income.

Items of property, plant and equipment and amortizable identifiable intangible assets with finite lives that suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset’s recoverable amount. However, an asset’s carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.

Goodwill is not subject to amortization and instead is tested for impairment annually or more often if there is an indication that the CGU to which the goodwill has been allocated may be impaired. Impairment is determined for goodwill by assessing whether the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. In the event that the carrying amount of goodwill exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to goodwill are not subsequently reversed.

Share purchase warrants

Share purchase warrants are classified as liabilities when the Company does not have the unconditional right to avoid delivering cash to the holders in the future. Each of the Company’s share purchase warrants contains a written put option, arising upon the occurrence of a fundamental transaction, as that term is defined in the share purchase warrants, including a change of control. As a result of the existence of these put options, and despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a financial liability, since such contingency could ultimately result in the transfer of assets by the Company.

(14)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The warrant liability is initially measured at fair value, and any subsequent changes in fair value are recognized as gains or losses through profit or loss. Any transaction costs related to the share purchase warrants are expensed as incurred.

The warrant liability is classified as non-current, unless the underlying share purchase warrants will expire or be settled within 12 months from the end of a given reporting period.

Employee benefits

Salaries and other short-term benefits

Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statement of comprehensive (loss) income over the related service period or when the Company has a present legal or constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.

Post-employment benefits

AEZS Germany maintains defined contribution and unfunded defined benefit plans, as well as other benefit plans for its employees. For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on a quarterly basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, the projected age of employees upon retirement, the expected rate of future compensation and employee turnover.

The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive (loss) income, net of tax, and simultaneously reclassified in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of comprehensive (loss) income in subsequent periods.

For defined contribution plans, expenses are recorded in the consolidated statement of comprehensive (loss) income as incurred–namely, over the period that the related employee service is rendered.

Termination benefits

Termination benefits are recognized in the consolidated statement of comprehensive (loss) income when the Company is demonstrably committed, without the realistic possibility of withdrawal, to a formal detailed plan to terminate employment earlier than originally expected. Termination benefit liabilities expected to be settled after 12 months from the end of a given reporting period are discounted to their present value, where material.

Financial instruments

The Company classifies its financial instruments in the following categories: “Financial assets at fair value through profit or loss (“FVTPL”); “Financial assets at amortized cost”; “Financial liabilities at “FVTPL”; and “Financial liabilities at amortized cost”.

Financial assets at FVTPL: Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of comprehensive (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the statement of comprehensive (loss) income in the period in which they arise.

(15)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Financial liabilities at FVTPL: These financial liabilities are initially recognized at fair value, and transaction costs directly attributable to issuing the warrants are expensed in the statement of comprehensive (loss) income. Financial liabilities that are required to be measured at FVTPL have all fair value movements, excluding those related to changes in the credit risk of the liability which are recorded in other comprehensive (loss) income, recognized in the statement of comprehensive (loss) income.

Financial assets at fair value through other comprehensive income (FVTOCI): Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss) in the period in which they arise.

Financial assets at amortized cost: A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date, and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Impairment of financial assets at amortized cost: The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

Share capital

Common shares are classified as equity. Incremental costs that are directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

Where offerings result in the issuance of units (where each unit is comprised of a common share of the Company and a share purchase warrant, exercisable in order to purchase a common share or fraction thereof), proceeds received in connection with those offerings are allocated between share capital and share purchase warrants based on the residual method. Proceeds are allocated to warrant liability based on the fair value of the share purchase warrants, and the residual amount of proceeds is allocated to share capital. Transaction costs in connection with such offerings are allocated to the liability and equity unit components in proportion to the allocation of proceeds.

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, such as organizational restructuring, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Provisions are made for any contracts which are deemed onerous. A contract is onerous if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions for onerous contracts are measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Present value is determined based on expected future cash flows that are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized in finance costs.

(16)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Revenue recognition

Effective January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The standard was applied using a modified retrospective approach. The adoption of IFRS 15 did not have a significant impact on the timing or measurement of the Company’s revenue and no adjustment to the opening balance of deficit as at January 1, 2018 has been recorded as result of adopting IFRS 15.

License fees

License fees represent non-refundable payments received at the time of executing the license agreements. The Company’s promise to grant a license provides its customer with either a right to access the Company’s intellectual property (“IP”) or a right to use the Company’s IP. Revenue from a license that provides a customer the right to use the Company’s IP is recognized at a point in time when the transfers to the licensee is completed and the license period begins. Revenue from a license that provides access to the Company’s IP over a license term is considered to be a performance obligation satisfied over time and, therefore, revenue is recognized over the term of the license arrangement.

Royalty and milestone income

Royalty income earned through a license is recognized when the underlying sales have occurred. Milestone income is recognized at the point in time when it is highly probable that the respective milestone event criteria are met, and the risk of reversal of revenue recognition is remote.

The Company has not recognized any such milestone revenue in these consolidated financial statements

Product sales

The Company recognizes revenue from the sale of certain active pharmaceutical ingredients (“API”) and semi-finished goods upon delivery of such items to its customer.

Supply chain revenue

The Company recognizes revenue, from the achievement of performance obligations with respect to The Company also provides oversight support services for supervision of stability studies and/or development activities with respect to the API batch production as specified in related contracts with customers. These services are contracted with fixed-fees and are provided Revenues from sales commission are recognized from the achievement of performance obligations over a period of time equal to one year. The Company recognizes revenue on a straight-line basis over time as it best represents the pattern of performance of the services. Amounts are invoiced on a quarterly basis in accordance with agreed upon contractual terms

CostsWhile providing services, the Company incurs certain direct costs for subcontractors and other expenses that are recoverable directly from its customers. The recoverable amounts of these direct costs are included in the Company’s operating expenses as the Company controls the services before they are transferred to the customer and acts as a principal in these arrangements.

Where the Company incurs costs to fulfil the contract, such costs are capitalized if all of the following criteria are met:

•	the costs relate directly to a contract or a specifically-anticipated contract;

•	the costs generate or enhance company resources that will be used in satisfying future performance obligations; and

•	the costs are expected to be recovered.

Sales commission revenue

Revenues from sales commission are recognized when the products are sold and the related performance obligation is complete as defined in the contract for the promotion of certain products, there is certainty about receipt of the consideration and all related costs have been incurred. The customer contracts for sales commission were terminated in 2017 and 2018.

Share-based compensation costs

The Company operates an equity-settled share-based compensation plan under which the Company receives services from directors, senior executives, employees and other collaborators as consideration for equity instruments of the Company.

The Company accounts for all forms of share-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to other capital.

(17)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Any consideration received by the Company in connection with the exercise of stock options is credited to share capital. Any other capital component of the share-based compensation is transferred to share capital upon the issuance of shares.

Current and deferred income tax

Income tax on profit or loss comprises current and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive (loss) income or directly in equity is also recognized directly in other comprehensive (loss) income or directly in equity. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The current income tax charge is calculated in accordance with tax rates and laws that have been enacted or substantively enacted by the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income.

Deferred income tax is recognized on temporary differences (other than, where applicable, temporary differences associated with unremitted earnings from foreign subsidiaries and associates to the extent that the investment is essentially permanent in duration, and temporary differences associated with the initial recognition of goodwill) arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements and on unused tax losses or R&D non-refundable tax credits in the Group. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred, except for those that meet the criteria for deferral, in which case the costs are capitalized and amortized to operations over the estimated period of benefit. No development costs have been capitalized during any of the periods presented.

Net (loss) income per share

Basic net (loss) income per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted net (loss) income per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and share purchase warrants. This method requires that diluted net (loss) income per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

(18)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

4	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(a)	Critical accounting estimates and assumptions

Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

The following discusses the most significant accounting estimates and assumptions that the Company has made in the preparation of the consolidated financial statements.

Going concern assessment

Management has evaluated whether material uncertainty exists relating to events or conditions that may cast substantial doubt about the Company’s ability to continue as a going concern and has made critical judgements as described in note 1.

Accounting for the Macrilen™ License Agreement

See the performance obligations further described in note 6 - Licensing arrangements.

Fair value of the warrant liability and stock options

Determining the fair value of the warrant liability and stock options requires judgment related to the selection of the most appropriate pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ equity. Fair value assumptions used are described in note 17 - Warrant liability and 19 - Share and other capital.

Impairment of goodwill

The annual impairment assessment related to goodwill requires management to estimate the recoverable amount, which has been determined using fair value less cost of disposal. The Company has one reportable segment, and management monitors goodwill based on an overall entity basis. The carrying amount of its consolidated net deficit is compared to its overall market capitalization. Based on this calculation, and given the Company has a net deficit, management determined that goodwill was not impaired. Future events could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company’s future results due to increased impairment charges.

(19)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Employee future benefits

The determination of expenses and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and estimated employee turnover. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions. Additional information is included in note 18 - Employee future benefits.

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities’ ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company’s products. To the extent that management’s assessment of any Group entity’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected. Additional information is included in note 22 - Income taxes.

5	Recent accounting pronouncements

Impact of adoption of significant new IFRS standards in 2019

The following new IFRS standards have been adopted by the Company effective January 1, 2019:

(a) IFRS 16, Leases

The Company has adopted IFRS 16 on a modified retrospective basis from January 1, 2019 with no restatement of comparatives, as permitted under the specific transitional provisions in the standard.

Overall impact from adoption

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

●	Right of use assets - increase by $859
●	Provision of onerous lease contracts - decrease by $663
●	Lease liabilities - increase by $1,522

(Loss) income per share for the three and twelve months to December 31, 2019 was not affected as a result of the adoption of IFRS 16.

(ii) Practical expedients applied

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics
●	reliance on previous assessments on whether leases are onerous
●	the exclusion of initial direct costs for the measurement of the right of use asset at the date of initial application; and
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

(20)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The Company has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

(iii) The Company’s leasing activities and how these are accounted for

The Company leases various office and lab premises (building), cars and equipment. The building lease was originally for 10 years with one five-year extension, such extension is ending on April 30, 2021. Car lease contracts are typically made for fixed periods of three to four years while the equipment lease is for five years ending April 30, 2020. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. and the lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Until the 2018 financial year, leases of property, plant and equipment were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to statement of comprehensive (loss) income on a straight-line basis over the period of the lease.

(iv) Adjustments recognized on adoption of IFRS 16

Lease liabilities

The Company has operating leases for building, cars and equipment leases at its location in Frankfurt. Upon adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. Under IFRS 16, these liabilities were measured at the present value of the remaining lease payments excluding renewal options as they are not expected to be exercised, discounted using the Company’s incremental borrowing rate as of January 1, 2019. The Company’s incremental annual borrowing rate applied to the lease liabilities on January 1, 2019 were:

●	Building lease 5.5%
●	Vehicle leases ranging from 4.84% to 5.32%
●	Equipment leases 3.88%

The weighted average incremental borrowing rate applied to lease liabilities recognized in the statement of financial position at January 1, 2019 was 5.45%.

2019

Operating lease commitments disclosed as at December 31, 2018 (revised)	1,669
Discounted using the lessee’s incremental borrowing rate of at the date of initial application:	(147)
Lease liability recognized as at January 1, 2019	1,522
Current lease liabilities	629
Non-current lease liabilities	893

During the year ended December 31, 2019
Interest paid as charged to comprehensive (loss) income as other finance income	66
Payment against lease liabilities	614
Foreign exchange	62

Lease liability recognized as at December 31, 2019	903
Current lease liabilities	648
Non-current lease liabilities	255

(21)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The Company’s lease liabilities come due, as at December 31, 2019, as follows:

$
Less than 1 year	648
1 - 3 years	253
4 - 5 years	2
More than 5 years	—
Total	903

Right of use assets

The Company’s related right of use assets were measured at the amount equal to the lease liability at the date of initial application. Only the building right of use asset was further adjusted by the application of $663 in related onerous lease provision to the value at inception.

	Building	Vehicles and equipment	Total
	$	$	$
Cost
At January 1, 2019	735	124	859
Additions	45	32	77
Disposals	(7)	(43)	(50)
Impact of foreign exchange rate changes	(16)	(7)	(23)
At December 31, 2019	757	106	863

	Building	Vehicles and equipment	Total
	$	$	$
Accumulated Depreciation
At January 1, 2019	—	—	—
Disposals	(2)	(12)	(14)
Depreciation	227	51	278
Impairment	22	—	22
Impact of foreign exchange rate changes	(5)	—	(5)
At December 31, 2019	242	39	281

	Building	Vehicles and equipment	Total
	$	$	$
Carrying amount
At December 31, 2019	515	67	582

During the three-month period ended March 31, 2019, management continued its search for a sub-lessee. However, there were delays which led to a reassessment of its onerous lease provision as the Company has determined that its plan to exit its building lease, in full, as at December 31, 2019 was not probable. As such, the Company recognized an impairment of its right of use building asset of $337 in the statement of comprehensive (loss) income during the first quarter of 2019. In light of the June 2019 restructuring of the German operations (note 16), management recognized an additional impairment of $64 as office and lab space was expected to become vacant or underutilized. During the third quarter of 2019, a new sub-lessee signed a 6-month lease for certain lab and office space; management reversed the impairment of its building right of use asset by $125. During the fourth quarter of 2019, an existing sub-lease agreement was renewed, and the amount of rented space was expanded; management then reversed the impairment of its building right of use asset by $254.

(22)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The Company had $31 in short term lease payments which were not capitalized.

(b) IFRIC 23, “Uncertainty over Income Tax Treatment” (“IFRIC 23”)

In June 2017, IFRIC 23, was issued and it provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company’s tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The adoption of this interpretation did not have a significant impact on the Company’s consolidated financial statements.

(c) Amendments in Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

In June 2015, the IASB published ED/2015/5 Remeasurement on a Plan Amendment, Curtailment or Settlement/Availability of a Refund from a Defined Benefit Plan (Proposed amendments to IAS 19 and IFRIC 14) combining two issues submitted separately to the IFRS Interpretations Committee into a single package of narrow-scope amendments to IAS 19 Employee Benefits and IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. However, in April 2017 the IASB decided to pursue the amendments to IAS 19 and in September 2017 confirmed it would do so despite putting off the amendments to IFRIC 14. The amendments in Plan Amendment, Curtailment or Settlement (Amendments to IAS 19) are: (i) if a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement and (ii) amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. An entity applies the amendments to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019. The adoption of these amendments did not have a significant impact on the Company’s consolidated financial statements.

Accounting standards issued but not yet adopted

(d) IAS 1 Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors (amendment)

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8) to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective annual reporting periods beginning on or after January 1, 2020. The Company is currently evaluating the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

(e) Conceptual Framework for Financial Reporting

Together with the revised Conceptual Framework published in March 2018, the IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2020. The Company is currently evaluating the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

6	Licensing arrangements

(a)	Macrilen™ License Agreement

On January 16, 2018, the Company, through AEZS Germany, entered into License Agreement with Strongbridge Ireland Limited (“Strongbridge”) to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the U.S. and Canada, which provides for (i) the “right to use” license relating to the Adult Indication; (ii) the sale of the right to acquire a license of a future FDA-approved Pediatric Indication; (iii) the licensee to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA and FDA to be run by the Company with customary oversight from a joint steering committee; and (iv) for a Supply Arrangement. Effective December 19, 2018, Strongbridge sold the entity which owned the License Agreement for the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo. In 2019, the Supply Arrangement was concluded and Novo contracted AEZS Germany to provide supply chain services for the manufacture of Macrilen™ (macimorelin).

(23)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(i) Adult Indication

Under the terms of the License Agreement, and for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on annual net sales up to $75,000 and an 18% royalty on annual net sales above $75,000. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country. In addition, the Company will also receive one-time payments ranging from $4,000 to $100,000 upon the achievement of commercial milestones going from $25,000 annual net sales up to $500,000 annual net sales.

In January 2018, the Company received a cash payment of $24,000 from Strongbridge and on July 23, 2018, Strongbridge launched product sales of Macrilen™ (macimorelin) in the U.S.

Royalty income earned under the License Agreement for the year ended December 31, 2019 was $45 (2018- $184).

(ii) Pediatric Indication

Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment of $5,000. This amount will be recognized once it is probable that it will be received.

Transaction price

Analysis of the total discounted cash flows of both the $24,000 payment and the $5,000 payment upon FDA approval of the Pediatric Instance demonstrates that 84% of the future revenue streams would be derived from the Adult Indication and 16% from the Pediatric Indication. On a relative fair value basis, the Company has allocated the transaction price to the performance obligations resulting in $23.600 being allocated to the Adult Indication and being recognized as license fee revenue in the consolidated statements of comprehensive (loss) income effective January 2018, and $400 being allocated to the right to a future Pediatric Indication, which is recognized as deferred revenue on the consolidated statements of financial position and amortized monthly beginning January 2018, over a period of 5.4 years, into the consolidated statements of comprehensive (loss) income.

(iii) PIP Study

During 2019, the Company invoiced its licensee $979 (2018 – $358) as its share of the costs incurred by the Company under the PIP. The Company considers the funding arrangement under the PIP to be a collaboration arrangement under IFRS 11 and has accounted for the invoicing as a reduction of costs incurred during the period. This amount is presented in the consolidated statement of financial position as trade and other receivables and has been fully collected.

(iv) Supply Chain Arrangement

The Company agreed, in the Interim Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. The Company believes the stand-alone selling price of the manufacturing ingredients to be their cost, as that approximates the amount at which Novo would be able to procure those same goods with other suppliers. In November 2019, Novo contracted with AEZS Germany, to provide supply chain services including provision of supervision of stability studies (support services) as well as API batch production and delivery of certain API and semi-finished goods. The Company has determined the stand-alone selling price of the support services and API batch production and delivery to be their respective cost, as those approximate the amount at which Novo would be able to procure those same goods and services with other suppliers.

For all supply arrangement activities, either under the Interim Supply Agreement or the Supply Agreement with Novo, in 2019, the Company invoiced $1,159 (2018 – $2,167) and has received payment in full for these invoices. These items are presented in the consolidated statements of comprehensive (loss) income as product sales; supply chain, sales commissions and other revenue and as cost of sales when the performance obligations have been met and deferred revenue on the consolidated statements of financial position when payments have been received in advance of revenue recognition.

(24)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

(b)	Zoptrex™ License Agreement

On December 1, 2014, the Company entered into an exclusive master collaboration agreement, a technology transfer and technical assistance agreement (“TTA”) and a license agreement with Sinopharm A-Think Pharmaceuticals Co., Ltd. (“Sinopharm”) for the development, manufacture and commercialization of Zoptrex™ in all human uses, in the People’s Republic of China, including Hong Kong and Macau. Under the terms of the TTA, Sinopharm made a one-time, non-refundable payment of $1,000 to the Company in consideration for the transfer of technical documentation and materials, know-how and technical assistance services. At December 31, 2017, the Company had deferred revenues net of amortization of $541 relating to non-refundable upfront payments and, due to events that occurred in 2017, the Company does not anticipate development of Zoptrex™ under the licensing agreements. In the first quarter of 2018, the Company recognized this amount as revenue.

7	Cash and cash equivalents

	December 31,
	2019	2018
	$	$
Cash on hand and balances with banks	4,801	3,501
Interest-bearing deposits with maturities of three months or less	3,037	11,011
	7,838	14,512

8	Trade and other receivables

	December 31,
	2019	2018
	$	$
Trade accounts receivable (net of expected credit losses of $55 (2018 - $55))	210	142
Value added tax	254	49
Other receivables	194	103
	658	294

See note 24 - Financial instruments and financial risk management for discussion of credit losses.

9	Inventory

	December 31,
	2019	2018
	$	$
Raw Materials	204	—
Work in process	999	240
	1,203	240

The Company recognized $101 of inventory costs and $106 as impairment in drug product for the European market as cost of sales in the consolidated statements of comprehensive (loss) income for the year ended December 31, 2019 (2018 - $2,087 and $nil and 2017 - $nil and $nil).

(25)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

10	Prepaid expenses and other current assets

	December 31,
	2019	2018
	$	$
Prepaid insurance	791	832
Prepaid inventory	175	175
Other	245	203
	1,211	1,210

During 2019, the Company evaluated the recoverability of $169 paid in a prior year to the Company’s change partner for the serialization of Macrilen™ (macimorelin) sachet and packaging subject to a repayment arrangement. As the timing and amount of such partner’s future ability to repay could not be reasonably estimated, the full amount was written off and the Company expects to recognize any associated revenues in the period in which cash, if any, is received.

11	Restricted cash equivalents

The Company had restricted cash equivalents amounting to $364 at December 31, 2019 (2018 - $418). These balances consist of certificates of deposit that are used as collateral for corporate credit cards and leases.

12	Property, plant and equipment

Components of the Company’s property, plant and equipment are summarized below.

	Cost
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2018	2,268	19	790	42	3,119
Additions	1	—	8	—	9
Disposals / Retirements	(758)	—	(137)	—	(895)
Reclassifications	11	(11)	—	—	—
Impact of foreign exchange rate changes	(64)	(1)	(24)	(2)	(91)
At December 31, 2018	1,458	7	637	40	2,142
Disposals / Retirements	(1,019)	—	(311)	(5)	(1,335)
Impact of foreign exchange rate changes	(17)	—	(12)	(1)	(30)
At December 31, 2019	422	7	314	34	777

(26)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Accumulated depreciation
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2018	2,210	4	769	35	3,018
Disposals / Retirements	(752)	—	(137)	—	(889)
Depreciation expense	19	1	14	1	35
Impact of foreign exchange rate changes	(63)	—	(22)	(2)	(87)
At December 31, 2018	1,414	5	624	34	2,077
Disposals / Retirements	(1,009)	—	(311)	(5)	(1,325)
Depreciation expense	9	2	6	—	17
Impact of foreign exchange rate changes	(14)	—	(12)	(1)	(27)
At December 31, 2019	400	7	307	28	742

	Carrying amount
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At December 31, 2018	44	2	13	6	65
At December 31, 2019	22	—	7	6	35

Depreciation of $17 ($35 in 2018 and $100 in 2017) is presented in the consolidated statement of comprehensive (loss) income as follows: $10 ($20 in 2018 and $69 in 2017) in R&D costs, $7 ($10 in 2018 and $10 in 2017) in general and administrative (“G&A”) expenses and $nil ($5 in 2018 and $21 in 2017) in selling expenses. During 2019, the Company recognized net loss on disposal of $5 (2018 - $nil and 2017 - $nil) in the consolidated statement of comprehensive (loss) income.

13	Identifiable intangible assets

Identifiable intangible assets with finite useful lives consist entirely of in-process R&D costs, patents and trademarks with such assets expected to be fully amortized by 2021. Changes in the carrying value of the Company’s identifiable intangible assets with finite useful lives are summarized below.

	Year ended December 31, 2019			Year ended December 31, 2018
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances – Beginning of the year	32,643	(32,581)	62	34,246	(34,156)	90
Additions	—	—	—	—	—	—
Retirement	(466)	466	—	—	—	—
Recurring amortization expense	—	(20)	(20)	—	(23)	(23)
Impact of foreign exchange rate changes	(755)	753	(2)	(1,603)	1,598	(5)
Balances – End of the year	31,422	(31,382)	40	32,643	(32,581)	62

During 2019, the Company recognized a retirement of $466 on expired patents and trademarks (2018 - $nil).

(27)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

14	Goodwill

The change in carrying value is as follows:

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
At January 1, 2018	8,613	—	8,613
Impact of foreign exchange rate changes	(403)	—	(403)
At December 31, 2018	8,210	—	8,210
Impact of foreign exchange rate changes	(160)	—	(160)
At December 31, 2019	8,050	—	8,050

Management’s evaluation of impairment in goodwill is based on fair value less costs of disposal based on the Company’s market capitalization at December 31, 2019, its issued and outstanding common shares less estimated cost of disposal of approximately $1,100. In the prior year the Company’s methodology incorporated estimates of its licensee’s projected sales of Macrilen™ (both units and selling price), annual revenue growth rate, growth in operating expenses, the effect of future costs of the PIP and discount rate for generating the Company’s net present value. There was no impairment assessed at December 31, 2019.

15	Payables and accrued liabilities

	December 31,
	2019	2018
	$	$
Trade accounts payable	1,087	1,282
Accrued research and development costs	—	26
Salaries, employment taxes and benefits	64	183
Financing of insurance premiums	4	738
PIP study payables	118	—
Accrued severance	427	148
Other accrued liabilities	448	414
	2,148	2,791

16	Provision for restructuring and other costs

In the third quarter of 2017, AEZS Germany and its Works Council approved a restructuring program (the “2017 German Restructuring”), which was rolled out as a part of the continued strategy to transition into a commercially operating specialty biopharmaceutical organization focused on the commercialization of Macrilen™ (macimorelin). On June 6, 2019, the Company announced that it was further reducing the size of its German workforce to more closely reflect the Company’s ongoing commercial activities in Frankfurt. AEZS Germany and its Works Council approved a restructuring that affects 8 employees and was completed on January 31, 2020.

(28)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The changes in the Company’s provision for restructuring and other costs can be summarized as follows:

	Other provision	Cetrotide(R) onerous contracts	2017 German Restructuring: onerous lease	German Restructuring: severance	Total
		$	$	$	$
January 1, 2018	9	473	1,208	1,807	3,497
Provision recognized	—	317	—	—	317
Utilization of provision	(9)	(222)	(467)	(1,202)	(1,900)
Change in the provision	—	—	(21)	(432)	(453)
Unwinding of discount and impact of foreign exchange rate changes	—	(21)	(57)	(85)	(163)
December 31, 2018	—	547	663	88	1,298
Adoption of IFRS 16 (note 5a)	—	—	(663)	—	(663)
Provision recognized	—	—	—	507	507
Utilization of provision	—	(137)	—	(252)	(389)
Change in the provision	—	4	—	—	4
Unwinding of discount and impact of foreign exchange rate changes	—	(18)	—	(13)	(31)
December 31, 2019	—	396	—	330	726
Less: current portion	—	(88)	—	(330)	(418)
Non-current portion	—	308	—	—	308

17	Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

	Years ended December 31,
	2019	2018	2017
	$	$	$
Balance – Beginning of the year	3,634	3,897	6,854
Share purchase warrants issued during the year (note 19)	3,457	—	—
Share purchase warrants exercised during the year	(318)	—	(735)
Change in fair value of share purchase warrants	(4,518)	(263)	(2,222)
Balance - End of the year	2,255	3,634	3,897
Less: current portion	(6)	—	—
Non-current portion	2,249	3,634	3,897

(29)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

A summary of the activity related to the Company’s share purchase warrants is provided below.

	Years ended December 31,
	2019		2018		2017
	Number	Weighted average exercise price ($)	Number	Weighted average exercise price ($)	Number		Weighted average exercise price ($)
Balance – Beginning of the year	3,391,844	6.23	3,417,840	7.59	3,779,245		9.66
Issued (note 19)	3,325,000	1.65	—	—	—		—
Exercised	(87,700)	1.07	—	—	(331,730	)*	1.07
Expired (note 19)	—	—	(25,996)	185.00	(29,675)		345.00
Balance – End of the year	6,629,144	4.00	3,391,844	6.23	3,417,840		7.59

*	portion of the Series A warrants was exercised using the cashless feature. Therefore, the total number of equivalent shares issued was 301,343.

The warrants issued in March 2015 expired unexercised on March 10, 2020.See note 29, for warrants issued after December 31, 2019.

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all warrants outstanding as at December 31, 2019.

	Number of equivalent shares	Market-value per share price ($)	Weighted average exercise price ($)	Risk-free annual interest rate (a)	Expected volatility (b)	Expected life (years) (c)	Expected dividend yield (d)
March 2015 Series A Warrants (e)	28,144	0.91	1.07	1.58%	53.18%	0.19	0.00%
December 2015 Warrants	2,331,000	0.91	7.10	1.58%	78.30%	0.96	0.00%
November 2016 Warrants (f)	945,000	0.91	4.70	1.58%	75.89%	0.33	0.00%
September 2019 Warrants (g)	3,325,000	0.91	1.65	1.67%	117.60%	4.73	0.00%

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(b)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(c)	Based upon time to expiry from the reporting period date.
(d)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.
(e)	For the March 2015 Series A Warrants, the inputs and assumptions applied to the Black-Scholes option pricing model have been further adjusted to take into consideration the value attributed to certain anti-dilution provisions. Specifically, the weighted average exercise price is subject to adjustment (note 19).
(f)	For the November 2016 Warrants, the Company reduced the fair value of these warrants to take into consideration the fair value of the $10 call option, which was also calculated using the Black-Scholes pricing model. (note 19).
(g)	For the September 2019 Warrants, the Company, used the Black-Scholes pricing model to fair value the warrants and allocated the gross proceeds. The remaining gross proceeds were allocated to share capital (note 19)

(30)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

18	Employee future benefits

AEZS Germany provides unfunded defined benefit pension plans and unfunded post-employment benefit plans for certain groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

The unfunded defined benefit pension plans are final salary pension plans, which provide benefits to members (or to their surviving dependents) in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on the member’s length of service and on his or her base salary in the final years leading up to retirement. Current pensions vary in accordance with applicable statutory requirements, which foresee an adjustment every three years on an individual basis that is based on inflationary increases or in relation to salaries of comparable groups of active employees in the Company. An adjustment may be denied by the Company if the Company’s financial situation does not allow for an increase in pensions. These plans are unfunded, and the Company meets benefit payment obligations as they fall due.

The change in the Company’s accrued benefit obligations is summarized as follows:

	Pension benefit plans Years ended December 31,			Other benefit plans Years ended December 31,
	2019	2018	2017	2019	2018	2017
	$	$	$	$	$	$
Balances – Beginning of the year	13,100	14,145	13,197	105	84	217
Current service cost	41	66	107	8	6	14
Interest cost	239	224	237	2	1	3
Actuarial loss (gain) arising from changes in financial assumptions	1,068	(193)	(694)	(28)	19	(115)
Benefits paid	(483)	(492)	(485)	—	(2)	(66)
Impact of foreign exchange rate changes	(261)	(650)	1,783	(3)	(3)	31
Balances – End of the year	13,704	13,100	14,145	84	105	84
Amounts recognized:
In net loss	(280)	(290)	(344)	18	(26)	98
In other comprehensive (loss) income	(807)	843	(1,089)	(3)	3	(31)

The cumulative amount of actuarial net losses recognized in other comprehensive (loss) income as at December 31, 2019 is $5,143 ($4,084 as at December 31, 2018 and $4,277 as at December 31, 2017).

The significant actuarial assumptions applied to determine the Company’s accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
Actuarial assumptions	2019	2018	2017	2019	2018	2017
	%	%	%	%	%	%
Discount rate	1.10	1.90	1.70	1.90	1.90	1.70
Pension benefits increase	1.50	1.80	1.80	1.50	1.80	1.80
Rate of compensation increase	2.00	2.00	2.00	2.00	2.00	2.00

(31)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Throughout 2019, management has reduced the discount rate assumption on a quarterly basis from 1.9% at December 31, 2018 to 1.1% as at December 31, 2019.

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

	2019	2018	2017
Retiring at the end of the reporting period:
Male	20	20	20
Female	24	24	24
Retiring 20 years after the end of the reporting period:
Male	28	28	22
Female	31	31	26

The most recent actuarial reports give effect to the pension and post-employment benefit obligations as at December 31, 2019. The next actuarial reports are planned for December 31, 2020.

In accordance with the assumptions used as at December 31, 2019, undiscounted defined pension benefits expected to be paid, in Euro, are as follows:

$
2020	456
2021	459
2022	462
2023	469
2024	478
Thereafter	12,583
14,907

The weighted average duration of the defined benefit obligation is 15.6 years.

Total expenses for the Company’s defined contribution plan in its German subsidiary amounted to approximately $54 for the year ended December 31, 2019 (2018 - $75 and 2017 - $119).

If variations in the following assumptions had occurred during 2018, the impact on the Company’s pension benefit obligation of $13,704 as at December 31, 2019 would have been as follows:

Assumption	Increase	Decrease

Change interest rate by 0.25%	(506)	538
Change salary rate by 0.25%	17	(17)
Change pension by 0.25%	391	(374)
Change mortality by 1 year	519	(518)

(32)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

19	Share and other capital

The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

On September 20, 2019, the Company entered into a securities purchase agreement with U.S. institutional investors to purchase $4,988 (before total transaction costs of $795) of its common shares in a registered direct offering and warrants with a cashless exercise feature (see note 17) to purchase common shares in a concurrent private placement (together, the “Offering”). The combined purchase price for one common share and one warrant was $1.50. Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. The gross proceeds of $4,988 was allocated as $3,457 to warrants based on the ascribed fair value (note 17) and the remaining gross proceeds of $1,531 were allocated to share capital. The transaction costs of $795 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $550 allocated to the warrant liability were recorded as expense in the statement of comprehensive (loss) income.

In April 2019, there were 87,850 stock options, 23,000 deferred share units and 87,700 warrants exercised for gross proceeds of $314 with 191,650 common shares issued. In September 2019, 53,000 deferred share units were exercised with 37,100 common shares being issued.

Common shares issued in connection with “At-the-Market” (“ATM”) drawdowns

March 2017 ATM Program

On March 28, 2017, the Company commenced a new ATM offering pursuant to its existing ATM Sales Agreement, dated April 1, 2016, under which the Company was able, at its discretion, from time to time, to sell up to a maximum of 3 million common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $9.0 million (the “March 2017 ATM Program”). The common shares were to be sold at market prices prevailing at the time of the sale of the common shares and, as a result, sale prices varied.

Between March 28, 2017 and April 18, 2017, the Company issued a total of 597,994 common shares under the March 2017 ATM Program at an average issuance price of $2.97 per share for aggregate gross proceeds of $1,780,000 less cash transaction costs of $55 and previously deferred financing costs of $65.

April 2017 ATM Program

On April 27, 2017, the Company entered into a New ATM Sales Agreement and filed with the SEC a prospectus supplement (the “April 2017 ATM Prospectus Supplement” or “April 2017 ATM Program”) related to sales and distributions of up to a maximum of 2.24 million common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $6.9 million under the New ATM Sales Agreement. The common shares will be sold at market prices prevailing at the time of the sale of the common shares and, as a result, prices may vary. The New ATM Sales Agreement and the April 2017 ATM Program superseded and replaced the March 2017 ATM Program, which itself superseded and replaced the April 2016 ATM Program. The April 2017 ATM Prospectus Supplement supplements the base prospectus included in the Company’s Shelf Registration Statement on Form F-3, as amended (the “2017 Shelf Registration Statement”), which was declared effective by the SEC on April 27, 2017. The 2017 Shelf Registration Statement allowed the Company to offer up to $50 million of common shares and is effective for a three-year period.

Between May 30, 2017 and December 31, 2017, the Company issued a total of 1,805,758 common shares under the April 2017 ATM Program at an average issuance price of $2.08 per share for aggregate gross proceeds of $3,761,000 less cash transaction costs of $115 and previously deferred financing costs of $285. Because of these issuances, the exercise price of the Series A warrants issued in March 2015 was adjusted to $1.07 pursuant to the anti-dilution provisions contained in such warrants.

(33)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Shareholder rights plan

Effective May 8, 2019, the shareholders re-approved the Company’s shareholder rights plan (the “Rights Plan”) that provides the board of directors and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time.

Other capital

The Company accounts for costs associated with share-based compensation from security grants under its long-term incentive plan and stock option plans as other capital in its consolidated statements of changes in shareholders’ (deficiency) equity and as general and administrative expenses in its consolidated statements of comprehensive (loss) income.

Long-term incentive plan

At the 2018 annual and special meeting of shareholders, the Company’s shareholders approved the adoption of the 2018 long-term incentive plan (the “LTIP”), which allows the Board of Directors to issue up to 11.4% of the total issued and outstanding common shares at any given time to eligible individuals at an exercise price to be determined by the Board of Directors at the time of the grant, subject to a ceiling, as stock options, stock appreciation rights, stock awards, stock units, performance shares, performance units, and other stock-based awards. This LTIP replaces the stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators who provide services to the Company. The Company’s Board of Directors amended the Stock Option Plan on March 20, 2014 and the Company’s Shareholders approved, ratified and confirmed the Stock Option Plan on May 10, 2016. Options granted under the Stock Option Plan prior to the 2014 amendment expire after a maximum period of 10 years following the date of grant. Options granted after the 2014 amendment expire after a maximum period of seven years following the date of grant.

During 2019 and 2018, the Company granted Deferred Share Units (“DSU”) and stock options under the LTIP, and stock options under the Stock Option Plan in 2017, as follows:

	Years ended December 31,
	2019		2018		2017
US dollar-denominated grants	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the year	888,816	3.66	712,415	4.66	966,539	7.23
Granted	335,000	2.00	426,000	1.74	390,000	2.05
Exercised	(163,850)	2.42	—	—	—	—
Canceled/Forfeited	(6,000)	13.39	(249,599)	3.23	(643,271)	6.02
Expired	(100,850)	2.24	—	—	(853)	704.88
Balance – End of period	953,116	3.38	888,816	3.66	712,415	4.66

(34)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

	Years ended December 31,
	2019		2018		2017
Canadian dollar-denominated stock options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the year	869	743.56	1,503	605.84	1,858	820.27
Forfeited	—	—	(104)	668.65	—	—
Expired	(428)	570.00	(530)	367.70	(355)	1,728.15
Balance – End of the year	441	912.00	869	743.56	1,503	605.84

	Options outstanding			Options exercisable
Range of US dollar-denominated options exercise price	Number (#)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number (#)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)
0.87 to 1.45	160,000	7.57	0.91	—	—	—
1.46 to 1.79	142,000	7.26	1.67	108,667	7.88	1.74
1.80 to 2.11	370,000	5.67	2.07	213,334	5.23	2.06
2.12 to 3.50	253,948	7.03	3.18	228,948	6.74	3.30
3.51 to 1,044.00	27,168	2.79	46.56	27,168	2.79	46.56
	953,116	6.50	3.38	578,117	6.21	4.58

	Canadian dollar options outstanding and exercisable as at December 31, 2019
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)
0 to 912.00	441	0.87	912.00
	441	0.87	912.00

As at December 31, 2019, the total compensation cost related to unvested US dollar stock options not yet recognized amounted to $101 (2018 - $198). This amount is expected to be recognized over a weighted average period of 1.21 years (2018 - 1.15 years).

The Company settles stock options exercised through the issuance of new common shares as opposed to purchasing common shares on the market to settle stock option exercises.

Fair value input assumptions for US dollar-denominated grants

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

(35)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

		Years ended December 31,
		2019	2018
Expected dividend yield	(a)	0.00%	0.00%
Expected volatility	(b)	110.02%	129.23%
Risk-free annual interest rate	(c)	1.86%	2.51%
Expected life (years)	(d)	5.94	3.6
Weighted average share price		$2.00	$1.74
Weighted average exercise price		$2.00	$1.74
Weighted average grant date fair value		$1.73	$1.39

(a)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.
(b)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.
(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.
(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behavior.

(36)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

20	Operating expenses

The nature of the Company’s operating expenses from continuing operations include the following:

	Years ended December 31,
	2019	2018	2017
	$	$	$
Key management personnel compensation(1)
Salaries and short-term employee benefits	1,705	2,388	2,081
Consultants fees	194	62	—
Termination benefits	503	356	—
Post-employment benefits	257	147	59
Share-based compensation costs	784	462	87
	3,443	3,415	2,227
Other employees compensation:
Salaries and short-term employee benefits	1,257	1,325	3,584
Termination benefits	—	—	1,806
Post-employment benefits	78	275	441
Share-based compensation costs	9	108	95
	1,344	1,708	5,926
Cost of inventory used and services provided	309	2,104	—
Write down of inventory	101	—	—
Professional fees	2,599	6,421	7,153
Insurance	890	1,303	949
Third-party R&D	322	498	3,758
Consulting fees	144	—	—
Restructuring costs	507	—	—
Contracted sales force	—	256	22
Travel	154	256	831
Marketing services	18	176	698
Laboratory supplies	23	139	2
Other goods and services	137	342	162
Leasing costs, net of sublease receipts of $214 in 2019, $121 in 2018(2) and $359 in 2017(2)	247	344	2,247
Impairment of prepaid asset	169	—	—
Depreciation and amortization of property, equipment and intangibles	37	60	138
Depreciation - right to use assets	278	—	—
Impairment losses	22	—	(44)
Operating foreign exchange losses (gains)	30	17	(72)
	5,987	9,812	15,844
	10,774	17,039	23,997

(1)	Key management includes the Company’s executive management team and directors.
(2)	Leasing costs also include changes in the onerous lease provision in 2018 and 2017 (note 16) other than those costs attributable to the unwinding of the discount.

(37)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Most of the employment agreements entered into between the Company and its executive officers include termination provisions, whereby the executive officers would be entitled to receive benefits that would be payable if the Company were to terminate the executive officers’ employment without cause or if their employment is terminated following a change of control. Separation benefits generally are calculated based on an agreed-upon multiple of applicable base salary and incentive compensation and, in certain cases, other benefit amounts.

21	Supplemental disclosure of cash flow information

	Years ended December 31,
	2019	2018	2017
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(371)	(95)	158
Inventory	(971)	314	—
Prepaid expenses and other current assets	(170)	448	(343)
Other non-current assets	—	150	39
Payables and accrued liabilities	(615)	(586)	(1,080)
Taxes payable	(188)	1,669	—
Deferred revenues	743	400	—
Provision for restructuring and other costs (note 16)	(389)	(1,957)	(435)
Employee future benefits (note 18)	(483)	(494)	(551)
	(2,444)	(151)	(2,212)

22	Income taxes

Significant components of current and deferred income tax recovery (expense) are as follows:

	Years ended December 31,
	2019	2018	2017
	$	$	$
Current income tax recovery (expense)	—	—	—
Deferred tax:
Origination and reversal of temporary differences	2,943	(4,003)	6,395
Adjustments in respect of prior years	—	742	(149)
Change in unrecognized tax assets	(2,755)	(2,191)	(2,767)
Total income tax recovery (expense)	188	(5,452)	3,479

(38)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2019	2018	2017
Combined Canadian federal and provincial statutory income tax rate	26.5%	26.8%	26.9%

	Years ended December 31,
	2019	2018	2017
	$	$	$
Income tax (expense) recovery based on combined statutory income tax rate	1,615	(2,574)	5,434
Change in unrecognized tax assets	(3,160)	(1,963)	(2,701)
Change in unrecognized tax assets related to OCI	340	(188)	(228)
Share issuance costs	65	(40)	164
Permanent difference attributable to the use of local currency for tax reporting	35	792	(71)
Change in enacted rates used	(27)	(58)	(358)
Permanent difference attributable to net change in fair value of warrant liability	1,197	70	595
Share-based compensation costs	(210)	(152)	(49)
Difference in statutory income tax rate of foreign subsidiaries	321	(917)	768
Adjustments in respect of prior years	—	(372)	(149)
Other	12	(50)	74
	188	(5,452)	3,479

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable.

(Loss) income before income taxes

(Loss) income before income taxes is attributable to the Company’s tax jurisdictions as follows:

	Years ended December 31,
	2019	2018	2017
	$	$	$
Germany	(6,010)	16,297	(13,950)
Canada	812	(5,504)	(5,592)
United States	(1,032)	(1,154)	(733)
	(6,230)	9,639	(20,275)

(39)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2019	2018
	$	$
Deferred tax assets
Current:
Operating losses carried forward	—	—
Non-current:
Operating losses carried forward	691	764
Intangible assets	2,639	3,646
	3,330	4,410
Deferred tax liabilities
Current:
Deferred revenues	—	38
Restricted cash	52	153
Payables and accrued liabilities	—	95
	52	286
Non-current:
Property, plant and equipment	184	3
Deferred revenues	3,047	4,074
Other	47	47
	3,278	4,124
	3,330	4,410
Deferred tax assets (liabilities), net	—	—

Significant components of unrecognized deferred tax assets are as follows:

	December 31,
	2019	2018
	$	$
Deferred tax assets
Current:
Deferred revenues and other provisions	550	649
	550	649
Non-current:
Deferred revenues	—	—
Operating losses carried forward	83,699	81,731
SR&ED Pool	9,138	9,148
Unused tax credits	5,149	5,894
Employee future benefits	2,303	2,048
Property, plant and equipment	480	448
Share issuance expenses	342	467
Other	272	241
	101,383	99,977
Unrecognized deferred tax assets	101,933	100,626

(40)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

As at December 31, 2019, amounts and expiry dates of tax attributes to be deferred for which no deferred tax asset was recognized were as follows:

	Canada
	Federal	Provincial
	$	$
2028	8,008	6,622
2029	4,791	4,773
2030	4,104	4,089
2031	1,753	1,737
2032	4,250	4,250
2033	3,721	3,721
2034	4,153	4,153
2035	10,418	10,452
2036	10,592	10,592
2037	7,343	7,343
2038	6,557	6,557
2039	3,501	3,501
	69,191	67,790

The Company has non-refundable R&D investment tax credits of approximately $7,005 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2019 to 2035. Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the U.S. The federal tax losses amount to approximately $200,707 in Germany (EUR 178,883) for which there is no expiry date, and to $4,044 in the U.S., which expire as follows:

United States
$
2028	369
2029	178
2034	151
2035	447
2036	195
2037	709
2038	1,224
2039	771
4,044

The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities. Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issuance expenses which are amortizable over five years.

23	Capital disclosures

The Company’s objective in managing capital, consisting of shareholders’ (deficiency) equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, G&A expenses and working capital requirements.

(41)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Over the past several years, the Company has raised capital via public equity offerings and issuances under various ATM sales programs as its primary source of liquidity, as discussed in note 19 - share and other capital.

The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

24	Financial instruments and financial risk management

Financial assets (liabilities) as at December 31, 2019 and December 31, 2018 are presented below.

December 31, 2019	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents (note 7)	7,838	—	—	7,838
Trade and other receivables (note 8)	404	—	—	404
Restricted cash equivalents (note 11)	364	—	—	364
Payables and accrued liabilities (note 15)	—	—	2,148	2,148
Lease liability (note 5)	—	—	903	903
Warrant liability (note 17)	—	2,255	—	2,255
	8,606	2,255	3,051	3,300

December 31, 2018	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents (note 7)	14,512	—	—	14,512
Trade and other receivables (note 8)	245	—	—	245
Restricted cash equivalents (note 11)	418	—	—	418
Payables and accrued liabilities (note 15)	—	—	2,791	2,791
Warrant liability (note 17)	—	3,634	—	3,634
	15,175	3,634	2,791	8,750

Fair value

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 13, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The input levels discussed in IFRS 13 are:

Level 1 –       Unadjusted quoted prices in active markets for identical assets or liabilities.

(42)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities and provision for restructuring and other costs approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Financial risk factors

The following provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, market risk (share price risk) and foreign exchange risk and how the Company manages those risks.

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company’s exposure to credit risk currently relates to the financial assets at amortized cost in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least “P-2” or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions. Once there are indicators that there is no reasonable expectation of recovery, such financial assets are written off but are still subject to enforcement activity.

As at December 31, 2019, trade accounts receivable for an amount of approximately $265 were with four counterparties of which $55 was past due and impaired and fully provided for (2018 - $197 with four counterparties and $55 past due and impaired and fully provided for). The licensee is obligated to pay its quarterly royalties, 60 days after quarter-end.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and determines expected credit losses. On this basis, as at December 31, 2019, the Company has provided for all outstanding and unpaid amounts relating to its operations before its licensing of MacrilenTM(macimorelin). The licensee has paid all amounts owing within 90 days of invoicing.

The maximum exposure to credit risk approximates the amount recognized in the Company’s consolidated statement of financial position.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 23, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows as further discussed in note 1. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

(43)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

All of the Company’s financial liabilities except lease liabilities are current liabilities with expected settlement dates within one year. The maturity analysis for lease liabilities is disclosed in note 5.

(c)	Market risk

Share price risk

The change in fair value of the Company’s warrant liability, which is measured at FVTPL, results from the periodic “mark-to-market” revaluation as further described in note 17 as it applies to its outstanding share purchase warrants. The valuation models are impacted, among other inputs, by the market price of the Company’s common shares. As a result, the change in fair value of the warrant liability, which is reported in the consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company’s common share closing price, which on the NASDAQ ranged from $0.77 to $5.43 during the year ended December 31, 2019.

If variations in the market price of our common shares of -30% and +30% were to occur, the impact on the Company’s net loss related to the warrant liability held at December 31, 2019 would be $771 to $(806), respectively.

(d)	Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As at December 31, 2019, if the US dollar had increased or decreased by 10% against the Euro, with all variables held constant, net loss for the year ended December 31, 2019 would have been lower or higher by approximately $841 (net income for 2018 - $1,134).

25	Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

(44)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Geographical information

Revenues by geographical area are detailed as follows:

	Years ended December 31,
	2019	2018	2017
	$	$	$
Ireland	74	24,910	—
United States	—	1,416	452
China	—	275	262
Denmark	413	—	—
British Virgin Islands	—	280	206
Other	45	—	3
	532	26,881	923

Revenues have been allocated to geographic regions based on the country of residence of the Company’s external customers or licensees.

Non-current assets include restricted cash equivalents, right of use assets, property, plant and equipment, identifiable intangible assets and goodwill and are detailed by geographical area as follows:

	December 31,
	2019	2017
	$	$
Germany	8,969	8,599
United States	101	153
Canada	1	3
	9,071	8,755

Major customers representing 10% or more of the Company’s revenues in each of the last three years are as follows:

	Years ended December 31,
	2019	2018	2017
	$	$	$
Company 1	74	26,127	—
Company 2	458	—	—
Company 3	—	275	262
Company 4	—	—	323
Company 5	—	—	129
Company 6	—	280	206

(45)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

26	Net (loss) income per share

The following table sets forth pertinent data relating to the computation of basic and diluted net (loss) income per share attributable to common shareholders.

	Years ended December 31,
	2019	2018	2017
	$	$	$
Net (loss) income	(6,042)	4,187	(16,796)
Basic weighted average number of shares outstanding	17,494,472	16,440,760	14,958,704
Diluted weighted average number of shares outstanding	17,494,472	17,034,812	14,958,704
Items excluded from the calculation of diluted net (loss) income per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options and DSUs	953,557	889,685	713,918
Share purchase warrants	6,629,144	3,391,844	3,417,840

Net (loss) income per share is calculated by dividing net (loss) income by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options, DSUs and share purchase warrants. In periods with reported net losses, all stock options and share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

27	Commitments and contingencies

Service and manufacturing
$
Less than 1 year	1,600
1 - 3 years	11
4 - 5 years	5
More than 5 years	5
Total	1,621

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

(46)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2019 and December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant/DSU and per share/option/warrant/DSU data and as otherwise noted)

Securities class action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for New Jersey. The settlement payment of $6,500 will be funded entirely by the Company’s insurers. The class-action lawsuit alleged that the Company and certain of its former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s NDA for the product by the FDA. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

Previously settled lawsuits

On December 21, 2018, the Company settled a dispute with its former President and Chief Executive Officer and with its former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary with the Company agreeing to make a payment in the amount of $775.

On November 5, 2018, the Company settled a dispute with Cogas Consulting, LLC with the Company agreeing to make a payment of $625.

28	Reclassifications on comparative figures

To consolidate the presentation of similar items, during 2019, the Company reclassified certain of its prior year comparative balance sheet items as follows:

Payables and accrued liabilities and current portion of deferred revenues

The $175 in payables and accrued liabilities has been reclassified to deferred revenue to be recognized on the sale of inventory to our licensee in 2020.

29	Subsequent events

(a)	On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market. Additionally, the Company issued to the investors unregistered warrants to purchase up to an aggregate of 2,608,696 common shares in a concurrent private placement. The warrants have an exercise price of $1.20 per common share, are exercisable immediately and will expire five and one-half years following the date of issuance. The gross proceeds of the offering were $4,500. The net cash proceeds to the Company from the offering totaled approximately $3,920. The Company also issued 243,478 warrants to the placement agent with an exercise price of $1.61719 per common share, which are exercisable immediately and will expire five years following the date of issuance.

(b)	Subsequent to year end, the COVID-19 pandemic began causing significant financial market declines and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. The spread of COVID-19 may impact our operations, including the potential interruption of our clinical trial activities and our supply chain. For example, the COVID-19 outbreak may delay enrollment in our pediatric clinical trial due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our product candidates. The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption and, in reduced operations, doctors or medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition or results of operations. The significant spread of COVID-19 within the U.S., Canada, Germany and elsewhere resulted in a widespread health crisis and has had adverse effects on local, national and global economies generally, the markets that we serve, our operations and the market price of our Common Shares.The Company’s impairment test for various assets including goodwill and intangibles is based on fair value models which are based on cash flows from operations or other market dependent models. Accordingly, as required by IFRS we have not reflected these subsequent conditions in the recoverable value of the estimate of these assets at December 31, 2019.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could impair our operations including, among other things, employee mobility and productivity, availability of our facilities, conduct of our clinical trials and the availability and the productivity of third-party product and service suppliers.

(47)